Filed Pursuant to Rule 424(b)(5)
File No. 333-231555-01

CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price	Amount of registration fee(1)
1.900% First Mortgage Bonds due 2030	$80,000,000	$10,384

(1) The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Pricing Supplement No. 1 Dated June 17, 2020

(To Prospectus dated May 17, 2019 and

Prospectus Supplement dated June 5, 2020)

relating to First Mortgage Bonds,

Secured Medium-Term Notes, Series L

$80,000,000

IDAHO POWER COMPANY

1.900% First Mortgage Bonds due 2030

Title of Securities:	1.900% First Mortgage Bonds due 2030 (the “Notes”)

Principal Amount:	$80,000,000

Price to Public:	99.590% payable in immediately available funds, plus accrued interest, if any, from the Original Issue Date

Purchasers’ Discount:	0.650%

Proceeds to Us after Discount:	98.940%

Interest Rate:	1.900% per annum

Original Issue Date:	June 22, 2020

Original Interest Accrual Date:	June 22, 2020

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2021

Record Dates:	January 1 and July 1

Maturity Date:	July 15, 2030

Redemption:	See “Optional Redemption” below

Form:	Book-Entry

J.P. Morgan

Wells Fargo Securities

MUFG

US Bancorp

BofA Securities

Extended Settlement:

We expect that delivery of the Notes will be made against payment therefor on or about June 22, 2020, which will be the third business day following the date of pricing of the Notes, or “T+3.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Optional Redemption:

We may, at our option, redeem the Notes, in whole at any time, or in part from time to time, prior to the maturity date, as follows:

•	Prior to April 15, 2030, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed, and

•

as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal on the Notes to be redeemed and interest thereon (not including any portion of payments of interest accrued as of the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 20 basis points,

•	On or after April 15, 2030, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed,

plus in any case interest accrued and unpaid on the principal amount of the Notes to be redeemed to the date fixed for redemption.

We will mail notice of any redemption at least 30 days before the date fixed for redemption to each registered holder of the Notes to be redeemed.

“Treasury Rate” means, with respect to any date fixed for redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any date fixed for redemption, (a) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such date, or (b) if the Corporate Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations received.

“Independent Investment Banker” means any one of the Reference Treasury Dealers that we may appoint.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the corporate trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the corporate trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date fixed for redemption.

“Reference Treasury Dealer” means each of (1) J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and a Primary Treasury Dealer (as defined below) selected by MUFG Securities Americas Inc., and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealers that we may select.

Supplemental Plan of Distribution and Terms Agreement:

We have entered into a terms agreement with the purchasers of the Notes with respect to the Notes. The purchasers are committed to take and pay for all of the Notes if any are purchased. Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the Notes indicated in the table below:

Name	Principal Amount of Notes
Bookrunners
J.P. Morgan Securities LLC	$20,800,000
Wells Fargo Securities, LLC	20,000,000
MUFG Securities Americas Inc.	20,000,000
Co-Managers
U.S. Bancorp Investments, Inc.	9,600,000
BofA Securities, Inc.	9,600,000
Total	$80,000,000

The Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement. Any Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.40% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.25% of the principal amount of the Notes.

Some of the purchasers or their affiliates (i) participate in our commercial paper program and may from time to time hold our commercial paper and (ii) are lenders and/or agents under our credit agreement, dated as of November 6, 2015, as amended by the First Amendment to the Credit Agreement, dated as of December 6, 2019.

Interest Payment Dates:

We will make interest payments on the Notes on January 15 and July 15 of each year, commencing January 15, 2021, and at maturity. The record date for the January 15 payment of interest will be January 1 and the record date for the July 15 payment of interest will be July 1.

Use of Proceeds:

The purchasers will pay the proceeds from the sale of the Notes, net of the purchasers’ discount, to us in immediately available funds. After our receipt of these proceeds, the Notes will be credited to the purchasers’ accounts at The Depository Trust Company free of payment.

We estimate that we will receive net proceeds from the sale of the Notes of approximately $78.7 million, after deducting all applicable discounts, including the purchasers’ discount and discounted price to the public, and estimated offering expenses. The expenses of the sale of the Notes, not including discounts, are estimated at $500,000 and are payable by us. We anticipate using the net proceeds from the sale of the Notes to pay at or prior to maturity $75 million of our 2.95% first mortgage bonds due April 1, 2022, and to fund a portion of our capital requirements, or for other general corporate purposes.

Legal Matters:

Brian R. Buckham, our Senior Vice President and General Counsel, and Perkins Coie LLP, Seattle, Washington, will pass upon the validity of the Notes and other legal matters for us. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Notes for the purchasers listed under “Supplemental Plan of Distribution and Terms Agreement.” As of June 9, 2020, Mr. Buckham beneficially owned 4,899 shares of IDACORP, Inc. common stock. Mr. Buckham is acquiring additional shares of IDACORP, Inc. common stock at regular intervals through employee stock plans.

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